

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3010

August 20, 2009

Jack K. Heilbron
Chief Executive Officer
NetREIT
1282 Pacific Oaks place
Escondido, CA 92029

> **Re: NetREIT**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed July 15, 2009**
> **File No. 000-53673**

Dear Mr. Heilbron:

We have completed our review of your Preliminary Proxy Statement on Schedule 14A and have no further comments at this time.

Sincerely,

Tom Kluck
Branch Chief